Colonnade Acquisition Corp. II

1400 Centrepark Blvd, Ste 810

West Palm Beach, FL 33401

March 5, 2021

VIA EDGAR

David Link

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Colonnade Acquisition Corp. II

Registration Statement on Form S-1

Filed February 12, 2021, as amended

File No. 333-253091

Dear Mr. Link:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Colonnade Acquisition Corp. II respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 8, 2021, or as soon thereafter as practicable.

Please call Daniel Nussen of White & Case LLP at (213) 620-7796 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Colonnade Acquisition Corp. II

By:	/s/ Remy W. Trafelet
Name: Remy W. Trafelet
Title: Chief Executive Officer

cc:	Daniel Nussen, White & Case LLP

[Signature Page to Acceleration Request]